UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549


	SCHEDULE 13G


	Under the Securities Exchange Act of 1934*

			         (Amendment No. 1)*

	 Media General, Inc.
	(Name of Issuer)


Class A Common Stock,
				Par Value $5.00 Per Share
	(Title of Class of Securities)


	584404107
	(CUSIP Number)

December 31, 2003
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[ X ] Rule 13d-1(b)
	[   ] Rule 13d-1(c)
     [   ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for the reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________

CUSIP No. 584404107
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          THE GABELLI VALUE FUND
			06-1283268
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /_X_/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
      		MARYLAND
_________________________________________________________________
              				     (5) SOLE VOTING POWER
						      1,360,000
						    ________________________
					           (6) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            :(7) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None
                                        :________________________
                                        :(8) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      	1,360,000
_________________________________________________________________
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
     EXCLUDES CERTAIN SHARES*
          N/A
_________________________________________________________________
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      	5.92%
_________________________________________________________________
(12) TYPE OF REPORTING PERSON*
      	IV
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!




ITEM 1.
	(a)	Media General, Inc.
	(b)	333 E. Franklin St., Richmond, VA 23219
ITEM 2.
	(a)	The Gabelli Value Fund
	(b)	One Corporate Center, Rye, N.Y. 10580
	(c)	Maryland
	(d)	Class A Common Stock, Par Value $5.00 per share
	(e)	Cusip # 584404107
ITEM 3.
	This statement is being filed pursuant to Rule 13d-1(b) by an Investment Company registered under Section 8 of the Investment
Company Act.
ITEM 4.
	(a)	Amount beneficially owned: 1,360,000 shares.
	(b)	Percent of Class: 5.92%
	(c)	(i)	1,360,000 shares.  In accordance with the policies
and procedures of the Reporting Person, the proxy voting committee of the Reporting Person exercises in its sole discretion the entire voting power with respect to all shares of the Issuer held and to be held by the Reporting Person until such committee
otherwise determines.  Accordingly, the investment adviser to the
Reporting Person has no voting authority with respect to any shares held by the Reporting Person but continues to have sole dispositive power over such shares.
		(ii)	  None.
		(iii)  None.
		(iv)	  None.

ITEM 5.	Ownership of Five Percent or Less of a Class.
	Not applicable.
ITEM 6.	Ownership of More then Five Percent on Behalf of
Another Person.
	As indicated in the response to Item 4 (c) (i), the investment adviser has sole dispositive power over all shares of the Issuer held by the Reporting Person.

ITEM 7.	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company.

	Not applicable.

ITEM 8.	Identification and Classification of Members of the
		Group.

	Not applicable.

ITEM 9.	Notice of Dissolution of Group.

	Not applicable.

ITEM 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	 February 13, 2004









THE GABELLI VALUE FUND



By: /s/ Bruce N. Alpert
		Bruce N. Alpert
		President